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                                                                     EXHIBIT 2.1


FOR IMMEDIATE RELEASE

                                    MEDIA CONTACT:     Jennifer Keavney
                                                       Network Associates
                                                       (408) 346-3278

                                                       Margaret Turbeville
                                                       Copithorne & Bellows
                                                       (415) 975-2253

                                    INVESTOR CONTACT:  Michelle Wieber
                                                       Network Associates
                                                       (408) 346-3152


                  NETWORK ASSOCIATES TO ACQUIRE MAGIC SOLUTIONS

 UNION BRINGS TOGETHER TOP TWO PROVIDERS OF MICROSOFT NT SERVICE DESK SOLUTIONS

SANTA CLARA, Calif., March 24, 1998 -- Network Associates, Inc. (Nasdaq: NETA), formerly McAfee Associates, and Magic Solutions, Inc. today announced a definitive agreement pursuant to which Network Associates will acquire Magic Solutions for cash in a purchase transaction valued at approximately $110 million.

    The merger solidifies Network Associates' position as the world's largest provider of internal help desk applications for the Microsoft NT operating environment, and the second largest provider of client/server service desk solutions overall. In addition, the combination creates the largest dedicated sales and services organization in the internal service desk market. The combined organizations have more than 200 sales, consulting and service professionals worldwide, dedicated to supporting current and future customers.

    Both companies are market leaders, with products that serve different segments of the internal help desk market. Magic Solutions pioneered the internal support market with the introduction of the industry's first packaged support application in 1988. Today, the company has an installed base of more than 5,000 organizations, comprised mainly of smaller organizations and departments within Fortune 1000 companies. The current release of the Magic Solutions' product, SupportMagic 4.0, is widely recognized for its ease of use, customization capabilities, and advanced knowledge management tools.

    According to market researcher Dataquest, Network Associates' McAfee ServiceDesk has the largest market share of any comparable product that runs on the NT platform. By combining


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traditional call tracking and problem resolution help desk functionality with advanced desktop management software, "self-healing" PC technology, and automated fault analysis and resolution, the McAfee Total ServiceDesk redefined the help desk market. With this broad functionality, McAfee Total ServiceDesk has found strong market acceptance, particularly in large organizations with complex environments.

    The combined company's primary product lines, including SupportMagic/SQL and McAfee Total ServiceDesk, will continue to be sold and supported. In addition, the companies will combine their development resources to deliver service desk solutions that combine the ease of use and customization of SupportMagic with the scalability and enterprise features of McAfee Total ServiceDesk. The integrated product, which will feature a unified data model, architecture and user interface, is expected to be released before the end of 1998.

    "This substantial investment in the internal help desk market reflects our commitment to the market and to the customers of both companies," said Zach Nelson, general manager of Network Associates' Total ServiceDesk Division. "We continue to expand the Total ServiceDesk solution to create an integrated application that manages the procurement, deployment, and support of a company's technology assets. This merger gives us the ability to accelerate our delivery of this vision while supporting customers on a global basis."

    "Magic is a pioneer in this field, and our global market presence is a testament to the work and dedication of this organization," said Igal Lichtman, founder, chairman and CEO of Magic Solutions. "Our customers have been asking us to expand our organization and product line to support their technology requirements on a larger scale. By joining with Network Associates, we instantly meet these needs."

    The transaction is expected to close in the early part of the second quarter, 1998.

    Under the terms of the agreement entered into in early March, Network Associates will pay to the Magic Solutions' stock and option holders cash of approximately $110,000,000. Both boards have approved the merger, and the companies plan to complete the transaction early in the second quarter of 1998, subject to approval of Magic Solutions' shareholders, and other customary closing conditions. In connection with the closing of the proposed transaction, Network Associates currently expects to incur a charge to earnings related to the purchase of in-process research and development of approximately $90 million.


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    Magic Solutions is a leader in providing automated help desk and asset management solutions to more than 4,500 organizations worldwide. A pioneer in the fast-growing support industry, Magic Solutions is dedicated to developing, marketing and supporting software solutions that improve customer satisfaction and end-user productivity, while driving down the total cost of support. The company has a strong presence in the healthcare, government, financial services, computer, and manufacturing sectors, as well as across the world.

    With headquarters in Santa Clara, Calif., Network Associates, Inc., (Nasdaq:
NETA), formed by the merger of McAfee Associates and Network General, is a leading supplier of enterprise network security and management solutions. Network Associates' product offering includes four individual software suites, McAfee Total Virus Defense, PGP Total Network Security, Sniffer Total Network Visibility, and McAfee Total ServiceDesk, which can be centrally managed from within Network Associates' Net Tools unified management environment. For more information, Network Associates can be reached at (408) 988-3832 or on the Web at http://www.nai.com.

                                       ###

This news release contains forward-looking statements within the meaning of
Section 28A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to the consumation of the merger, and the introduction of an integrated product, and the amount of charges related to the proposed transaction. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially, including without limitation, integration risks related to the proposed transaction and the risk that the proposed transaction will not be consummated, and the risks that the anticipated benefits of the transaction will not be realized. Important factor which could cause actual results to differ materially are descried in Network Associates' report on Form 10-K and 10-Q filed with the Securities and Exchange Commission.